Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

DONALD R. REYNOLDS

dreynolds@wyrick.com

May 27, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Staci Shannon

Re:	Pharmaceutical Product Development, Inc.

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 000-27570

Ladies and Gentlemen:

We write this letter on behalf of our client Pharmaceutical Product Development, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 14, 2010. In a telephone conversation on May 26, 2010, between the undersigned and Staci Shannon of the Staff, the undersigned conveyed the Company’s request to extend the deadline to respond to the Staff’s comments to June 11, 2010. This letter will serve to memorialize that request.

U.S. Securities and Exchange Commission

May 27, 2010

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Daniel Darazsdi

Judd Hartman